                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           Telewest Communications plc
--------------------------------------------------------------------------------
                                (Name of Issuer)

     Ordinary Shares, par value 10 pence per share, represented by American
         Depositary Shares, each of which represents ten Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87956P 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  David Miller
                                General Cable PLC
                               37 Old Queen Street
                                 London SW1H 9JA
                                 United Kingdom
                               011-44-171-393-2828

                                 with a copy to:

                                Morton A. Pierce
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                             New York, NY 10019-6092
                                 (212) 259-8000

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 15, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------------------------         ----------------------------
CUSIP No.    87956P 10 5                             Page 2 of    12   Pages
          -------------------                            ---    -----
-------------------------------------------         ----------------------------

------- ------------------------------------------------------------------------
1
     NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              General Cable PLC
---- ---------------------------------------------------------------------------
 2
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]

                                                                         (b) [ ]
         Not Applicable
---- ---------------------------------------------------------------------------
 3
     SEC USE ONLY


---- ---------------------------------------------------------------------------
 4
     SOURCE OF FUNDS

                                OO
---- ---------------------------------------------------------------------------
 5
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                              [ ]

         Not applicable
--------------------------------------------------------------------------------
 6
     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
----------------- -------- -----------------------------------------------------
                        7
                              SOLE VOTING POWER

     NUMBER OF                         0
      SHARES        -------- ---------------------------------------------------
   BENEFICIALLY         8
     OWNED BY                 SHARED VOTING POWER
       EACH
     REPORTING                         676,218,460
      PERSON
       WITH          -------- --------------------------------------------------
                        9
                              SOLE DISPOSITIVE POWER

                                       0
                     -------- --------------------------------------------------
                       10
                              SHARED DISPOSITIVE POWER

                                       0
------- ------------------------------------------------------------------------
   11
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 676,218,460
------- ------------------------------------------------------------------------
   12
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

                 Not Applicable
------- ------------------------------------------------------------------------
   13
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 72.9%
------- ------------------------------------------------------------------------
   14
        TYPE OF REPORTING PERSON

                 CO
------- ------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER

                  This Statement relates to the ordinary shares, par value 10 pence per share (the "Telewest Ordinary Shares"), and the American Depositary Shares, each representing ten Telewest Ordinary Shares (the "Telewest ADSs"), of Telewest Communications plc, a company incorporated under the laws of England and Wales ("Telewest"). The address of the principal executive offices of Telewest is Genesis Business Park, Albert Drive, Woking, Surrey GU21 5RW, United Kingdom.

ITEM 2.    IDENTITY AND BACKGROUND.

(a) This statement is filed by General Cable PLC, a company incorporated under the laws of England and Wales ("General Cable"). The principal business of General Cable is providing telecommunications services to the business community and telephone and cable television services to the residential market in the United Kingdom.

(b)      Address:  37 Old Queen Street, London SW1H 9JA, United Kingdom.

(c)      Set forth in  Schedule  I to this  Schedule  13D is the name,  business
         address  and  present  principal   occupation  or  employment  of  each
         executive officer and director of General Cable.

(d) During the last five years, neither General Cable nor, to the best knowledge of General Cable, any of its executive officers or directors has been convicted in a criminal proceeding.

(e) During the last five years, neither General Cable nor, to the best knowledge of General Cable, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

(f) Set forth in Schedule I to this Schedule 13D is information concerning the citizenship of the executive officers and directors of General Cable.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  In connection with the Merger Offer (as defined in Item 4 below), Tele-Communications International, Inc. ("TINTA"), U S WEST INC. ("U S WEST"), Cox Communications, Inc. ("Cox") and SBC International, Inc. ("SBC"), each of whom are shareholders of Telewest (collectively, the "Telewest Shareholders"), entered into an undertaking letter dated as of April 15, 1998 (the "Undertaking Letter"), which is described in Item 4 below. The number of Telewest Ordinary Shares beneficially owned by each of the Telewest Shareholders (and in the case of TINTA, Tele-Communications, Inc., the parent company of TINTA ("TCI")) is described in Item 5 below. General Cable agreed to pay the sum of (pound)1 on demand in consideration of the Telewest Shareholders entering into the Undertaking Letter.

                              Page 3 of 12 Pages

ITEM 4.    PURPOSE OF THE TRANSACTION.

                  On April 15, 1998, the boards of Telewest and General Cable announced that they agreed the terms of a proposed merger. Subject to the satisfaction of certain pre-conditions set forth in Appendix I of the Merger Announcement, which is included as Exhibit 1 to this Schedule 13D, Telewest intends to make an offer (the "Merger Offer") to holders of General Cable Ordinary Shares, par value (pound)1 per share (the "General Cable Ordinary Shares"), including holders of American Depositary Shares, each representing five General Cable Ordinary Shares (the "General Cable ADSs"), on the following basis:

   For every General Cable            1.243 new Telewest
   Ordinary Share                     Ordinary Shares and 65 pence in cash

   For every General                  6.215 new Telewest
   Cable ADS                          Ordinary Shares and 325 pence in cash

The terms of the Merger Offer (including the pre-conditions and conditions with respect thereto) are set forth in Appendix I of the Merger Announcement, which is included as Exhibit 1 to this Schedule 13D and is incorporated herein in its entirety by reference.

                  The Merger Announcement states that Telewest, in order to fund the cash element of the Merger Offer, proposes to make an issue, by way of open offer, of approximately 261 million new Telewest Ordinary Shares, at a price of
92.5 pence per Telewest Ordinary Share (the "Pre-emptive Issue"), to Telewest shareholders (except for certain non-US overseas shareholders) and the holders of convertible preference shares of Telewest (which preference shares (the "Convertible Preference Shares") are owned by the Telewest Shareholders and which are each convertible into one Telewest Ordinary Share) whose names appear on the Telewest share register on the record date for the Pre-emptive Issue.

                  The Merger Announcement states that U S WEST, TINTA and Cox have each undertaken to take up their full entitlement for new Telewest Ordinary Shares under the Pre-emptive Issue and have also undertaken to subscribe for any remaining new Telewest Ordinary Shares not taken up under the Pre-emptive Issue in accordance with the terms of a subscription agreement entered into by such shareholders. The Merger Offer and the Pre-emptive Issue, together with various matters relating thereto, are subject to the approval of Telewest shareholders.

                  In connection with the Merger Offer, the Telewest Shareholders have severally agreed in the Undertaking Letter to General Cable, in consideration of General Cable agreeing to pay them the sum of (pound)1 on demand, to vote in favor of, and (where relevant) to procure that their respective subsidiaries or wholly-owned limited liability partnerships and TW Holdings LLC vote in favor of, all resolutions (in each case to the extent permitted under applicable law or under the Rules of the City Code on Takeovers and Mergers or the Listing Rules of the London Stock Exchange) to be proposed at an extraordinary general meeting of Telewest (or an adjournment thereof) held on or before September 30, 1998, as may be necessary or incidental to approve, implement and effect the Merger Offer and the Pre-emptive Issue.

                              Page 4 of 12 Pages

                  The foregoing summary of the Undertaking Letter is qualified in its entirety by reference to the Undertaking Letter included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

                  In addition, on March 29, 1998, Telewest entered into an Agreement Relating to the Merger of General Cable and Telewest (the "Merger Agreement"), by and among Telewest, General Cable, Compagnie Generale des Eaux S.A. ("CGE") and General Utilities Holdings Limited ("GUHL"), to facilitate the acquisition of control of General Cable in the event Telewest made an offer for the outstanding General Cable Ordinary Shares. Under the Merger Agreement, GUHL, a subsidiary of CGE and the registered holder of approximately 40.2% of the General Cable Ordinary Shares, undertook to Telewest that if Telewest announces and posts to shareholders an offer to acquire all the General Cable Ordinary Shares in accordance with the terms of the Merger Agreement, it will accept the offer in respect of the shares it held. Under the Merger Agreement, Telewest undertook that if such an offer was made, it would use all reasonable endeavors to ensure that any pre-conditions to the dispatch of the offer document were satisfied or waived, that the offer document was dispatched as soon as possible and that certain conditions of such offer were satisfied as soon as practicable. In addition, Telewest confirmed that the directors who signed the Merger
Agreement on behalf of Telewest confirmed that they will, subject to their fiduciary duties, recommend that Telewest's shareholders vote in favor of such resolutions as may be necessary or incidental to approve, implement and effect such offer and the acquisition by Telewest of General Cable pursuant thereto.

                  The foregoing summary of the undertakings of Telewest in the Merger Agreement is qualified in its entirety by reference to the Merger Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

                  The Merger Announcement states that upon consummation of the Merger Offer, it is intended that the board of the combined group should initially consist of 14 directors comprising seven non-executive directors (designated by U S WEST, TINTA, Cox, SBC and CGE), four executive directors (to include an executive member of the General Cable board) and three independent non-executive directors (to include a nomination from the General Cable board).

                  The Merger Announcement and the Merger Agreement state that the articles of association of Telewest may be amended in connection with the Merger Offer. These amendments may include an agreement by Telewest with TCI and U S WEST that it would not undertake certain actions without their written consent, including, among other things, any new issues of shares, the appointment or removal of Telewest's chief executive officer and an increase in the size of the board of directors to greater than 14 members. The Merger Announcement and the Merger Agreement state that the agreement of TCI and U S WEST in relation to these matters would only be required so long as that shareholder retained a holding of 15% or more of Telewest's voting shares. The Merger Agreement also states that certain quorum and voting requirements would be removed from the Telewest articles of association. Such amendments would be subject to the approval of Telewest shareholders at an extraordinary general meeting.

                              Page 5 of 12 Pages

                 The foregoing summary of the proposed changes in the board of directors or management of Telewest is qualified in its entirety by reference to the Merger Announcement included as Exhibit 1 to this Schedule 13D and to Part A of Schedule 2 of the Merger Agreement included as Exhibit 3 to this Schedule 13D, which are incorporated herein in its entirety by reference.

                  The Merger Announcement states that it is proposed that U S WEST, TINTA, Cox and SBC will convert their entire respective holdings of Convertible Preference Shares into new Telewest Ordinary Shares upon the Merger Offer being declared wholly unconditional, subject to at least 25% of Telewest's issued share capital being maintained in public hands. The Merger Announcement states that full acceptance of the Merger Offer, completion of the Pre-emptive Issue and conversion of the Convertible Preference Shares, assuming no exercise of options under the General Cable share option schemes or the issue of any other General Cable shares before the Merger Offer closes, would result in the issue of approximately 1,206 million new Telewest Ordinary Shares, representing approximately 130% of Telewest's existing issued ordinary share capital.

                  The foregoing summary of the Merger Offer and the transactions contemplated thereby, is qualified in its entirety by reference to the Merger Announcement included as Exhibit 1 to this Schedule 13D and which is incorporated herein in its entirety by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

                  (a)-(b)   According  to  the  Definitive  Proxy  Statement  on
Schedule 14A, dated as of March 31, 1998, filed by Telewest with the Securities and Exchange Commission (the "Proxy Statement"), each of TCI and U S WEST beneficially owned 246,111,750 Telewest Ordinary Shares or 26.5% each of the outstanding Telewest Ordinary Shares, and each of SBC and Cox beneficially owned 91,997,480 Telewest Ordinary Shares or 9.9% each of the outstanding Telewest Ordinary Shares, as of March 1, 1998.

                  The Proxy Statement also states that, as of March 1, 1998, each of TCI and U S WEST beneficially owned 132,638,250 Convertible Preferences Shares or 26.7% each of the outstanding Convertible Preference Shares, and each of SBC and Cox beneficially owned 115,395,104 Convertible Preference Shares or 23.3% each of the outstanding Convertible Preference Shares. The Proxy Statement states that, subject to certain exceptions, a holder of Convertible Preference Shares is not entitled to convert any of its Convertible Preference Shares into Telewest Ordinary Shares to the extent that, immediately following such conversion, the number of Telewest Ordinary Shares in the hands of the public (as specified in the London Stock Exchange listing rules) would be less than 25%. In addition, the Proxy Statement states that the Telewest Shareholders have agreed not to convert the Convertible Preference Shares held by them other than in certain limited circumstances. The Proxy Statement states that, accordingly, the Telewest Ordinary Shares indicated therein as beneficially owned by each of the Telewest Shareholders do not include any Telewest Ordinary Shares that may be issuable upon conversion of Convertible Preference Shares beneficially owned by such person.

                              Page 6 of 12 Pages

                  As a result of the Undertaking Letter, General Cable may be deemed to have shared power to vote an aggregate of 676,218,460 Telewest Ordinary Shares or 72.9% of the outstanding Telewest Ordinary Shares for the limited purposes described in Item 4 above and in the Undertaking Letter. The filing of this Schedule 13D shall not be construed as an admission by General Cable that, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, General Cable is the beneficial owner of the Telewest Ordinary Shares to which this Schedule 13D relates.

                  To the best knowledge of General Cable, no Telewest Ordinary Shares are beneficially owned by any of the persons named in Schedule I, except for such beneficial ownership, if any, arising solely from the Undertaking Letter.

                  (c) Neither General Cable nor, to the best knowledge of General Cable, any person named in Schedule I, has effected any transaction in Telewest Ordinary Shares during the past 60 days, except as disclosed herein.

                  (d) Not applicable.

                  (e) Not applicable.


                              Page 7 of 12 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Other than as described in Items 4 and 5 above, to the best knowledge of General Cable, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Telewest, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, of the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.       DESCRIPTION

1 Merger Announcement, dated as of April 15, 1998, in respect of the proposed recommended merger of Telewest Communications plc and General Cable PLC

2                 Letter, dated as of April 15, 1998, by
                  Tele-Communications International, Inc., U S WEST Inc., Cox Communications, Inc. and SBC Communications, Inc.

3 Agreement Relating to the Merger of General Cable and Telewest, dated March 29, 1998, by and among Telewest Communications plc, General Cable PLC, Compagnie Generale des Eaux S.A. and General Utilities Holdings Limited


                              Page 8 of 12 Pages

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    April 27, 1998
                                GENERAL CABLE PLC



                              By: /s/ David Miller
                                 ------------------------
                                 David Miller
                                 Finance Director


                              Page 9 of 12 Pages

                                   SCHEDULE I

                EXECUTIVE OFFICERS AND DIRECTORS OF GENERAL CABLE

Set forth below is the name and principal occupation or employment of each director and executive officer of General Cable. Unless otherwise indicated, the business address of each person listed below is 37 Old Queen Street, London SW1H 9JA, United Kingdom. Each person listed below is a citizen of the United Kingdom, except for Messrs. Banon and Villaneau, who are citizens of France, and Ms. Tritt, who is a citizen of the United States.


Name and Business Address                    Title                           Principal Occupation or Employment
                                                                             (If Different from Title)


Sir Anthony Cleaver........................  Chairman, Director              Chairman, AEA Technology plc
      AEA Technology plc
     15 Lower Regent Street
     London SW1Y 4LR
     United Kingdom

Philippe X. Galteau........................  Vice Chairman, Director

David J. Miller............................  Director, Finance Director

Ian Gray...................................  Managing Director

Jean Claude Banon..........................  Director                        Managing Director, General Utilities
                                                                             Holdings Limited and General Utilities
                                                                             PLC


                                                                             Corporate Representative in the U.K.,
                                                                             Compagnie Generale des Eaux S.A.

Michel J.C. Villaneau......................  Director                        Director, Compagnie Generale des Eaux
     Compagnie Generale des Eaux                                             S.A.
            S.A.
     CNIT La Defense
      2 place de la Defense, BP415
     92053 Paris la Defense Cedex
     France

Dr. George G. Gray.........................  Director                        Chairman, Serco Group, plc
           Serco Group plc
           National Physical Laboratory
           Queens Road,
           Teddington,
           Middlesex TW11 0LW
           United Kingdom

                              Page 10 of 12 Pages


Name and Business Address                    Title                           Principal Occupation or Employment
                                                                             (If Different from Title)


Cheryl A. Tritt............................  Director                        Partner, Morrison & Foerster LLP
     Morrison & Foerster LLP
     2000 Pennsylvania Avenue, N.W.
     Suite 5500
     Washington, D.C.
     U.S.A

W.A. (Tony) Rice...........................  Director                        Chief Executive, British Aerospace
     British Aerospace Asset                                                 Asset Management
         Management
     Warwick House, PO Box 87
     Farnborough Aerospace Centre
     Farnborough,
     Hampshire GU14 6YU
     United Kingdom



                              Page 11 of 12 Pages

                                 EXHIBIT INDEX

EXHIBIT NO.                  DESCRIPTION

1 Merger Announcement, dated as of April 15, 1998, in respect of the proposed recommended merger of Telewest Communications plc and General Cable PLC

2 Letter, dated as of April 15, 1998, by Tele-Communications International, Inc., U S WEST Inc., Cox Communications, Inc. and SBC Communications, Inc.

3 Agreement Relating to the Merger of General Cable and Telewest, dated March 29, 1998, by and among Telewest Communications plc, General Cable PLC, Compagnie Generale des Eaux S.A. and General Utilities Holdings Limited

                              Page 12 of 12 Pages